EXHIBIT 99.1

Centerra Gold Announces Election of Directors

TORONTO, May 11, 2021 (GLOBE NEWSWIRE) -- Centerra Gold Inc. (TSX: CG) (NYSE: CGAU) (“Centerra”) announces that the 11 nominees listed in the management information circular for its 2021 annual general meeting of shareholders (the “Meeting”) held earlier today were elected as directors of Centerra. The vote for director nominees was conducted by ballot. 168,096,447 shares were represented at the Meeting, representing 56.69% of Centerra’s issued and outstanding common shares. The detailed results of the vote for the election of directors are set out below:

Nominee	Votes For	% Votes For	Votes Withheld	% Votes Withheld

Tengiz A.U. Bolturuk	155,423,290	93.66	10,519,594	6.34
Richard W. Connor	163,036,014	98.25	2,906,870	1.75
Dushen Kasenov	155,839,989	93.91	10,102,895	6.09
Nurlan Kyshtobaev	165,435,507	99.69	507,377	0.31
Michael S. Parrett	156,884,743	94.54	9,058,141	5.46
Jacques Perron	157,323,574	94.81	8,619,310	5.19
Scott G. Perry	163,997,870	98.83	1,945,014	1.17
Sheryl K. Pressler	115,323,101	69.50	50,619,783	30.50
Bruce V. Walter	161,892,447	97.56	4,050,437	2.44
Paul N. Wright	165,903,240	99.98	39,644	0.02
Susan Yurkovich	161,335,365	97.22	4,607,519	2.78

Final voting results on all matters voted on at the Meeting will be filed on SEDAR at www.sedar.com and EDGAR at www.sec.gov/edgar.

About Centerra Gold
Centerra Gold Inc. is a Canadian-based gold mining company focused on operating, developing, exploring and acquiring gold properties in North America, Asia and other markets worldwide and is one of the largest Western-based gold producers in Central Asia. Centerra operates three mines, the Kumtor Mine in the Kyrgyz Republic, the Mount Milligan Mine in British Columbia, Canada and the Öksüt Mine in Turkey. Centerra's shares trade on the Toronto Stock Exchange (TSX) under the symbol CG and on the New York Stock Exchange (NYSE) under the symbol CGAU. The Company is based in Toronto, Ontario, Canada.

For more information:
John W. Pearson
Vice President, Investor Relations
(416) 204-1953
john.pearson@centerragold.com

Additional information on Centerra is available on the Company’s web site at www.centerragold.com and at SEDAR at www.sedar.com and EDGAR at www.sec.gov/edgar.

A PDF accompanying this announcement is available at: http://ml.globenewswire.com/Resource/Download/959dcd1a-3ed5-462e-9b53-4e0aa089c627